UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33124

INNOPHOS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

259 Prospect Plains Road

Cranbury, New Jersey 08512

(609) 495-2495

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                ☒

Rule 12g-4(a)(2)                ☐

Rule 12h-3(b)(1)(i)            ☒

Rule 12h-3(b)(1)(ii)           ☐

Rule 15d-6                         ☐

Rule 15d-22(b)                  ☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

This certification and notice relates to common shares of Innophos Holdings, Inc. (the “Company”). Effective February 7, 2020, Iris Merger Sub 2019, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Iris Parent LLC (“Parent”), a Delaware limited liability company, merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). Parent and Merger Sub are affiliates of certain funds managed by affiliates of One Rock Capital Partners, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Innophos Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INNOPHOS HOLDINGS, INC.

Date: February 18, 2020	By:	/s/ Joshua Horenstein
	Name:	Joshua Horenstein
	Title:	Senior Vice President, Chief Legal and Human
Resources Officer and Corporate Secretary